Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (i) on Form S-3 (Nos. 333-113076, 333-70111, 333-30394, 333-68828, 333-62434, 333-126058, 333-113076, 333-138976, 333-140222 and 333-143941) and in the related Prospectuses; (ii) on Form S-4 (No. 333-137391) and in the related Prospectus; (iii) on Form S-8 (Nos. 333-61555, 333-87485, 333-89964, 333-127014 and 333-143721) pertaining to the Stock Option and Incentive Plans of SL Green Realty Corp., and (iv) on Form S-8 (No. 333-148973) pertaining to the 2008 Employee Stock Purchase Plan of our reports dated February 27, 2008 with respect to the consolidated financial statements and schedule of SL Green Realty Corp. and the effectiveness of internal control over financial reporting of SL Green Realty Corp. included in this Annual Report (Form 10-K) for the year ended December 31, 2007.

/s/ Ernst & Young LLP
New York, New York	Ernst & Young LLP
February 27, 2008